September 24, 2025

R. Ramin Kamfar
Chief Executive Officer and Chairman
Bluerock Acquisition Corp.
919 Third Avenue
New York, New York 10022

       Re: Bluerock Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted August 29, 2025
           CIK No. 0002081532
Dear R. Ramin Kamfar:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted August 29, 2025
Summary, page 1

1. Please revise your summary to disclose, as you do in your risk factors, that significant competition may impact the attractiveness of the acquisition terms that the SPAC will be able to negotiate with a potential target company.
Our Company, page 3

2. We note your statement that your directors and officers, or their respective affiliates,
       "may in the future" become affiliated with other SPACs that may have acquisition objectives that are similar to yours. Please expand on this disclosure to more explicitly describe the experience of the SPAC sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC
 September 24, 2025
Page 2

       sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. Please refer to Item 1603(a)(3) of Regulation
S-K.
Our Sponsor, page 3

3. We note your statements that, other than Mr. Kamfar, no other person has a direct or indirect material interest in your sponsor and that other than your management team,
       "none of the other members of your sponsor" will participate in your
company   s
       activities. Please clarify if there are multiple members of your sponsor and, if so, why
       Mr. Kamfar is the only person with a material interest in your sponsor. Additionally, please disclose, as of the most recent practicable date, all persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please refer to Item 1603(a)(7) of Regulation S-K. Founder Shares, page 19

4. We note your disclosure that up to 1,000,000 of the founder shares will be surrendered for no consideration "depending on the extent to which the underwriter's over-
       allotment option is not exercised." Please provide more detail describing the circumstances under which founder shares will be surrendered, including how the amount will be determined if only a portion of the over-allotment option is exercised.
Risk Factors
Risks Relating to our Sponsor and Management Team
Members of our management team and affiliated companies may have been..., page
77

5. We note that members of your management and affiliated companies "may have been" involved in civil disputes or governmental investigations unrelated to your business and such civil disputes or governmental investigations could be detrimental to your reputation, negatively affect your ability to identify and complete an initial business combination and may have an adverse effect on the price of your securities.
       Once all members of your management team are identified, please revise to disclose if you are aware of any such civil disputes or government investigations, to the extent material.
Risks Relating to our Securities
Our warrant agreement will designate the courts of the State of New York..., page 86

6. Please expand your risk factor to note that the exclusive forum provisions in the
       warrant agreement may also increase a warrant holder   s cost to bring a
claim.
Dilution, page 100

7. Outside of your Dilution table, please describe each material potential source of future dilution following the registered offering by the special purpose acquisition company, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. These sources of dilution should include the founder shares anti-dilution rights, shares that may be issued in connection with the closing of your initial business combination, private warrants, public warrants and potential conversion of any working capital loans. Please refer to Item 1602(c) of
       Regulation S-K.
 September 24, 2025
Page 3

       Please contact Tayyaba Shafique at 202-551-2110 or Michael Fay at 202-551-3812 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Elliott M. Smith, Esq.